SUBMITTED VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007
Commission File No. 1-04982

February 13, 2008

Dear Mr. O’Brien:

We have reviewed your January 30, 2008 letter regarding your review of the filing referenced above for Parker-Hannifin Corporation (the “Company”) and provide the following responses to your comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Business, page 1

1.	In future filings please provide a brief summary of any material acquisitions or dispositions in accordance with Item 101(a)(1) of Regulation S-K. We note your discussion of acquisitions in the notes to the financial statements.

The Company determined that none of the acquisitions or dispositions made by the Company in fiscal years 2007, 2006 and 2005 (both individually and in the aggregate for each fiscal year) were material under Item 101(a)(1) of Regulation S-K. In assessing materiality, the Company used the guidance provided in Rule 11-01(b) of Regulation S-X. After applying the various significance tests under Regulation S-X, the result of the “investment in subsidiary as a percentage of the Company’s total assets” test was the closest to meeting the definition of a significant business combination, however, even the results of this test was still substantially below the applicable threshold for disclosure. For example, for fiscal 2007, the largest investment in an individual acquisition represented approximately 2% of the Company’s total assets. For fiscal 2006, the largest investment in an individual acquisition represented approximately 7% of the Company’s total assets. For fiscal 2005, the largest investment in an individual acquisition represented approximately 5% of the Company’s total assets. Moreover, in no fiscal year did the Company’s investment in the aggregate of all of the acquisitions made for such fiscal year exceed the 20% of Company’s total assets threshold applicable for determining if a single acquisition was significant.

The Company does, however, provide descriptions of some of the larger acquisitions made during the fiscal year in the notes of the financial statements in an effort to give the reader of the financial statements additional information about the Company’s acquisitions. This information is included in the Business section of the Company’s Form 10-K through incorporation by reference. See “Acquisitions and Divestitures” on page 7 of the Company’s Form 10-K.

In future filings, the Company will provide the required disclosures related to any material acquisitions or dispositions.

Terence O’Brien

February 13, 2008

Competition, page 4

2.	In future filings please identify the company’s main competitors.

Item 101(c)(1)(x) of Regulation S-K provides that, generally, the names of competitors need not be disclosed. The Company believes that there is no main competitor, or any small number of competitors, that compete with the Company with respect to the entirety of the Company’s business or in any of the Company’s reporting segments.

Energy Matters and Sources and Availability of Raw Materials, page 6

3.	In future filings please identify any long-term supply contracts the company has with third parties and any other arrangements the company may have in place to protect against price increases of raw materials and file them as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

The Company does not have any long-term supply contracts with third parties or any other arrangements where the future purchase price of raw materials is fixed. The Company identifies the risk of not having such arrangements in its risk factors where the Company indicates that significant increases in raw material prices could adversely affect the Company’s results of operations and profit margins.

Any material long-term supply contracts with fixed pricing entered into in the future will be filed as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Acquisitions and Divestitures, page 7

4.	While you state that the company completed 11 acquisitions during the fiscal year 2007, in your discussion you only include the Rectus AG acquisition. In future filings, expand your disclosure by incorporating a brief discussion of the other material acquisitions, and by identifying the target company as foreign or domestic.

The Company determined that none of the acquisitions or dispositions made by the Company in fiscal years 2007, 2006 and 2005 (both individually and in the aggregate for each fiscal year) were material under Item 101(a)(1) of Regulation S-K. In assessing materiality, the Company used the guidance provided in Rule 11-01(b) of Regulation S-X. After applying the various significance tests under Regulation S-X, the result of the “investment in subsidiary as a percentage of the Company’s total assets” test was the closest to meeting the definition of a significant business combination, however, even the results of this test was still substantially below the applicable threshold for disclosure. For example, for fiscal 2007, the largest investment in an individual acquisition represented approximately 2% of the Company’s total assets. For fiscal 2006, the largest investment in an individual acquisition represented approximately 7% of the Company’s total assets. For fiscal 2005, the largest investment in an individual acquisition represented approximately 5% of the Company’s total assets. Moreover, in no fiscal year did the Company’s investment in the aggregate of all of the acquisitions made for such fiscal year exceed the 20% of Company’s total assets threshold applicable for determining if a single acquisition was significant.

Terence O’Brien

February 13, 2008

The Company does, however, provide descriptions of some of the larger acquisitions made during the fiscal year in the notes of the financial statements in an effort to give the reader of the financial statements additional information about the Company’s acquisitions. This information is included in the Business section of the Company’s Form 10-K through incorporation by reference. See “Acquisitions and Divestitures” on page 7 of the Company’s Form 10-K.

In future filings, the Company will provide the required disclosures related to any material acquisitions or dispositions. The Company will also identify the target company as foreign or domestic.

Risk Factors, page 7

The Company’s future growth is partly dependent on the development….page 8

5.	We note that you do business in countries such as China, Thailand and Mexico. In future filings include a discussion on the risks associated with conducting business in such countries as it relates to the protection of your intellectual property.

In future filings, the Company will include a discussion on the risks associated with protecting its intellectual property in China and other foreign jurisdictions, as appropriate.

The Company does business with the U.S. government….page 10

6.	In future filings, please include in your business section the information required by Item 101(c)(1)(ix) of Regulation S-K.

The Company has determined that the portion of its business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government is not material. Renegotiation of profits is not applicable to the Company’s U.S. Government funded sales backlog (at all customer tiers) in accordance with Public Law 95-431, Title V, Sec. 501. Most of the Company’s U.S. Government funded sales backlog (at all customer tiers) contains a termination for convenience clause. This clause allows the Government to terminate a contract for the Government’s sole convenience. In the event of such termination, the Government must reimburse the Company for reasonable, allowable and allocable costs of contract performance up to the point of termination (subject to an adjustment for loss), as well as costs related to termination efforts. A minor portion of the Company’s U.S. Government funded sales backlog is performed on a cost reimbursable basis. Such contracts are subject to adjustment based on variances that may exist between provisionally billed rates and actual costs incurred. Such adjustments are usually determined on an annual basis. The Company’s cost reimbursable sales backlog at all customer tiers that may be subject to such adjustments is estimated to be less than $50 million annually. Any adjustments that may occur on such cost reimbursable contracts would only represent a minor portion of this total.

In future filings, the Company will provide the information required by Item 101(c)(1)(ix) in the event that the portion of the Company’s business (i.e., U.S. Government funded cost reimbursable contracts and subcontracts) that is subject to cost adjustment as described above or termination at the convenience of the Government becomes material.

Terence O’Brien

February 13, 2008

Properties, page 15

7.	In accordance with Item 102 of Regulation S-K, in future filings please describe the character of your principal plants and materially important physical properties.

At June 30, 2007, the Company had 287 manufacturing plants and 297 warehouses and sales offices, none of which was considered to be a principal plant or materially important physical property. A listing of the property locations by state and country is provided in an effort to provide the reader of the Company’s 10-K additional information about the scope of the Company’s operations and the geographical areas served. In future filings, the Company will provide the disclosures, if any, required by Item 102 of Regulation S-K.

Legal Proceedings, page 22

8.	With respect to the class action lawsuits, in future filings please identify the date the lawsuits were filed and the specific relief sought. See Item 103 of Regulation S-K.

In future filings, the Company will identify the date lawsuits were filed and, to the extent known, the specific relief sought.

Market for Registrant’s Common Equity, Related Stockholders Matters….page 22

9.	In future filings please include a stock performance graph as required by Item 201(e) of Regulation S-K.

The stock performance graph required by Item 201(e) of Regulation S-K is included on page 44 of the Company’s Fiscal 2007 Annual Report to Shareholders. It is the Company’s understanding that pursuant to Instruction 7 to Item 201(e) of Regulation S-K, the stock performance graph does not need to be included in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected. The Company’s Fiscal 2007 Annual Report to Shareholders accompanied the Company’s proxy statement for its annual meeting, at which directors were elected.

10.	We note your discussion about share repurchases in Note 11 of the Notes to the Consolidated Financial Statements, page 13-35 of Exhibit 13. You state that the company and Morgan Stanley have entered into an agreement which provides, among other things, that the Company will purchase an initial number of common shares in exchange for $500 million and Morgan Stanley will purchase an equivalent number of the company’s common shares in the open market over a period of up to four months. From your disclosure it is not clear whether the agreement was entered into before or after your fiscal year end. Please tell us why this agreement was not filed as an exhibit to the annual report.

The agreement with Morgan Stanley was entered into on August 16, 2007, after the Company’s fiscal year-end. In future filings, the Company will include the date on which the Company entered into the agreement.

Terence O’Brien

February 13, 2008

The Company did not file this agreement as an exhibit to the Annual Report because the Company did not consider the agreement to be material. In analyzing materiality, the Company considered whether the agreement would materially effect the Company’s financial position. As disclosed in the Company’s Fiscal 2007 Annual Report to Shareholders on page 31, in connection with the Morgan Stanley agreement, the Company borrowed $500 million through the issuance of commercial paper notes. This borrowing did not affect the Company’s credit ratings nor did it affect the Company’s ability to support internal growth initiatives, make improvements to manufacturing facilities or pay dividends to shareholders. In addition, the Company considered the facts that (i) prior to the agreement with Morgan Stanley, a share repurchase program was already in existence and shares were being repurchased on a regular basis, and (ii) the actual results of the Morgan Stanley agreement would be disclosed in the Company’s subsequent Form 10-Q.

Management’s Discussion and Analysis….page 23

11.	In future filings, please include a discussion of the impact of inflation pursuant to Item 303(a)(3)(iv) of Regulation S-K.

In the past several years, inflation has had no material effect on the Company’s results of operations. In addition, none of the countries in which the Company has operations are considered to be hyperinflationary. In future filings, the Company will discuss the impact of inflation in the event that is has a material effect on the Company or any of its segments results of operations.

Executive Compensation, page 25

Elements of Executive Compensation, page 13 of 2007 Proxy Statement

Change in Control Agreements, page 24

12.	Please briefly discuss the material portions of the severance agreements.

The material portions of the severance agreements are discussed on pages 41 and 42 of the Company’s 2007 Proxy Statement under the captions “Payments upon a Change in Control” and “Payments upon a Qualifying Termination Following Change in Control”. This information is incorporated by reference to the caption “Compensation Tables” in the 2007 Proxy Statement as stated in Item 11 – Executive Compensation on page 25 of the Company’s Form 10-K for the fiscal year ended June 30, 2007. There is also a cross-reference in the carryover paragraph on the top of page 25 of the 2007 Proxy Statement to the Potential Payments upon Termination or Change in Control at June 30, 2007 tables and the related narrative descriptions beginning on page 39.

In future Proxy Statement filings, the Company will include a detailed cross-reference to the pages and caption which specifically describe the material portions of the severance agreements.

Terence O’Brien

February 13, 2008

Compensation Tables, page 29

Summary Compensation Table for the Fiscal Year 2007, page 29

13.	Item 402(c)(2)(ix)(G) of Regulation S-K requires that the dollar value of any dividends or other earnings paid on stock or option awards be included in the category of “All Other Compensation.” In future filings either clarify Footnotes 2 and 3 if the value of such dividends is accounted for in columns (e) and (f) of the Summary Compensation Table or otherwise incorporate such value in the “All Other Compensation” column.

In future filings, the Company will clarify the footnotes to the “Stock Awards” and “Option Awards” columns to indicate if the value of dividends or other earnings paid on stock or option awards is accounted for in such columns or will otherwise incorporate the amount of dividends paid, if any, in the “All Other Compensation” column.

Potential Payments Upon Termination or Change in Control at June 30, 2007, page 39

Payments upon a Change in Control, page 41

14.	In future filings clarify that even if a named executive officer is not terminated pursuant to the terms of the Change in Control Agreement, a change in control would still have resulted in the effects under the executive compensation plans as discussed on page 42.

In future filings, the Company will clarify that a change in control without a qualifying termination for a named executive officer pursuant to the terms of the Change in Control Agreement would still result in the effects under the executive compensation plans as discussed under the heading “Payments upon a Change in Control” beginning on page 41 and continuing on page 42.

Terence O’Brien

February 13, 2008

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosure in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Donald E. Washkewicz
Donald E. Washkewicz
Chairman and Chief Executive Officer

Cc:	Tracey McKoy, Securities and Exchange Commission
Era Anagnosti, Securities and Exchange Commission

bcc:	D. Dennis
J. Leonti
T. Meyer
T. Piraino
T. Pistell